Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

July 7, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Joint Fidelity Bond Concerning Aberdeen Chile Fund, Inc.

1940 Act Registration No. 811-05770

Dear Sir/Madam:

Enclosed please find a copy of the joint fidelity bond concerning Aberdeen Chile Fund, Inc. (the “Fund”), submitted pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), which covers the period from July 1, 2016 to June 30, 2017, as well as a copy of the resolutions adopted by the Board of Directors of the Fund (the “Board”), including a majority of the members of the Board of Directors who are not “interested persons” as defined in the 1940 Act, approving such fidelity bond. Also enclosed is a copy of the agreement required under Rule 17g-1(f) between the Fund and the other named insured parties under the fidelity bond. Had the Fund been the only named insured party under the fidelity bond, the Fund would have maintained a bond in the amount of $400,000, the minimum amount required under Rule 17g-1(d)(1) based on the Fund’s net assets as of June 30, 2016 of $67,076,595. The premium has been paid for the period from July 1, 2016 to June 30, 2015.

Feel free to contact me should you have any questions at (215) 405-2438.

Best regards,

/s/ Megan Kennedy
Megan Kennedy
Secretary and Vice President of the Fund

SECTION B - CRIME POLICY

DECLARATIONS

Policy Number:		B080120870P16

Item 1.	Named Insured:	THE FUNDS (as more fully set forth under Endorsement No. 1)

	Principal Address:	1735 Market Street,
32nd Floor,
Philadelphia,
PA 19103,
USA

Item 2.	Policy Period:	From: 1st July, 2016 To: 1st July, 2017

both days at 12:01 a.m. local time at the Principal Address stated in Item 1 above.

Item 3.	Limit of Liability:	USD 2,550,000 in the aggregate.

Item 4.	Single Loss Limit:	USD 2,550,000 each Single Loss reducing to:

(i) USD 100,000 each Single Loss under Insuring Agreement (H) (Stop Payment Order Liability);

(ii) USD 100,000 each Single Loss under Insuring Agreement (I) (Uncollectable Items of Deposit); and

(iii) USD 100,000 each Single Loss under Insuring Agreement (J) (Audit Expense); and

(iv) USD 100,000 each Single Loss under Insuring Agreement (K) (Unauthorized Signatures); and

(v) USD 100,000 each Single Loss in respect of the cover provided by sub-clause (e) of the definition of “Computer or Telephonic Fraud”.

Chile Funds - PI, D&O and Crime 2016 (12 05 16)

Item 5.	Sub-Limits:	The following sub-limit applies to the stated cover.

Insuring Agreement (M) (Fraudulent Retention of Funds or Property):

USD 1,000,000 in the aggregate

The amount shown above shall be a part of, and not in addition to, the Limit of Liability.

Item 6.	Single Loss Deductible:	USD 0, increasing to:

(i) USD 5,000 each Single Loss under Insuring Agreement (H) (Stop Payment Order Liability);

(ii) USD 5,000 each Single Loss under Insuring Agreement (I) (Uncollectable Items of Deposit); and

(iii) USD 5,000 each Single Loss under Insuring Agreement (J) (Audit Expense); and

(iv) USD 5,000 each Single Loss under Insuring Agreement (K) (Unauthorized Signatures).

Item 7.	Premium:	Included in the premium set forth in the Declarations for Section A.

Item 8.	Amount of Fund Assets:	USD $552,548,938.61.

Item 9.	Responsible Officer:	The Named Insured’s Chief Compliance Officer (or designated alternate).

Item 10.	Prior Policy:	Investment Company Blanket Bond - Policy Number B080120870P15.

SECTION B - CRIME POLICY

The Insurer hereby undertake and agree, in consideration of the payment, or promise to pay, to the premium specified in the Declarations to indemnify the Insured for Loss Discovered during the Policy Period or the Extended Reporting Period (if applicable), up to an amount not exceeding the Limit of Liability, to the extent and in the manner provided in this policy.

1.                                      INSURING AGREEMENTS

(A)                               Fidelity

Loss resulting from dishonest or fraudulent acts or Theft committed by an Employee acting alone or in collusion with others.

However, with regards to Loans and Trading, such dishonest or fraudulent acts or Theft must be committed by the Employee with the intent to obtain financial benefit for:

(1)                                 the Employee; or

(2)                                 any person or organization in collusion with such Employee; or

(3)                                 any other person or organization (who were not a counterparty) intended by such Employee to make an improper financial benefit.

As used in this Insuring Agreement, “financial benefit” does not include any employee benefits earned in the normal course of employment including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions other than bonuses, commissions or profit sharing paid to an Employee for a specific transaction with which such Employee was involved and in respect of which that Employee had committed a dishonest or fraudulent act covered under this policy.

(B)                               On Premises

(1)                                 Loss resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of Property while such Property is lodged or deposited within offices or premises located anywhere.

(2)                                 Loss resulting from the loss of or damage to:

(i)            furnishings, fixtures, supplies or equipment within an office of the Insured covered under this policy resulting directly from larceny or theft in or by burglary or robbery of such office, or attempt thereat, or by vandalism or malicious mischief; or

(ii)           such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that:

(a)                                 the Insured is the owner of such furnishings fixtures, supplies, equipment, or office or is liable for such loss or damage; and

(b)                                 the loss is not caused by fire.

(C)                               In Transit

Loss resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of Property while such Property is in transit anywhere in the custody of:

(1)                                 a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger); or

(2)                                 a Transportation Company and being transported in an armoured motor vehicle; or

(3)                                 a Transportation Company and being transported in a conveyance other than an armoured motor vehicle, provided that covered Property transported in such manner is limited to the following:

(i)                                     records, whether recorded in writing or electronically; and

(ii)                                  Certificated Securities issued in registered from and not endorsed, or with restrictive endorsements; and

(iii)                               Negotiable Instruments not payable to bearer or not endorsed or with restrictive endorsements.

Special Condition

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

(D)                               Forgery or Alteration

Loss resulting from:

(1)                                 Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of funds or Property, Certificate of Deposit or Letter of Credit;

(2)                                 transferring, paying, redeeming or delivering funds or Property or establishing any credit or giving any value on the faith of any written or printed instructions, advices, requests or applications directed to the Insured or any Financial Organization acting on behalf of the Insured, which instructions, advices, requests or applications purport to have been signed or endorsed by:

(i)                                     any customer or client of the Insured;

(ii)                                  any shareholder of or subscriber to shares issued by any Fund; or

(iii)                               any financial institution,

but which instructions, advices, requests or applications either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, client, shareholder, subscriber or financial institution;

(3)                                 any Financial Organization transferring, paying, redeeming or delivering funds or Property or establishing any credit or giving any value on the faith of any written or printed instructions, advices requests or applications which instructions, advices, requests or applications purport to have been signed by or on behalf of the Insured but which instructions, advices, requests or applications either bear a signature which is a Forgery or have been fraudulently altered.

Special Condition

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(E)                                Securities

Loss resulting from the Insured, or any Financial Organization acting on behalf of the Insured, having in good faith for its own account or for the account of others:

(1)                                 acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original:

(i)                                     Certificated Security;

(ii)                                  deed, mortgage or other instrument conveying title to or creating or discharging a lien upon real property;

(iii)                               Evidence of Debt;

(iv)                              Instruction; or

(v)                                 Statement of Uncertificated Security,

which

(a)                                 bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a forgery; or

(b)                                 is altered; or

(c)                                  is lost or stolen:

(2)                                 guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee or any items listed in (i) through (v) above;

(3)                                 acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any item listed in (i) through (v) above which is counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(F)                                 Counterfeit Currency

Loss resulting from the receipt or acceptance by the Insured, in good faith, of:

(1)                                 any money orders which prove to be Counterfeit or to contain an alteration; or

(2)                                 any Counterfeit Money of any country.

(G)                               Computer or Telephonic Fraud and Malicious Code

Loss resulting from:

(1)                                 Computer or Telephonic Fraud; and/or

(2)                                 the modification or deletion of any Electronic Data or Computer Program due to any Malicious Code.

Special Condition

It is agreed that:

(i)            those Electronic Communications which are transmitted through touch tone telephone communication systems or by telex, TWX or telefacsimile; and

(ii)           all Telephonic Communications,

must be Tested.

(H)                              Stop Payment Order Liability

Loss resulting from any and all sums which the Insured shall become obligated to pay by reason of liability imposed upon the Insured by law for damages:

(1)                                 for having either complied with or failed to comply with any written notice of any customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or any authorized representative of such customer, client, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, client, shareholder or subscriber or any authorized representative of such customer, client, shareholder or subscriber; or

(2)                                 for having refused to pay any check or draft made or drawn by any customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or any authorized representative of such customer, client, shareholder or subscriber.

(I)                                   Uncollectable Items of Deposit

Loss resulting from:

(1)                                 payments of dividends or fund shares, or withdrawals permitted from an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund based upon uncollectible items of deposit of a customer, client, shareholder or subscriber credited by the Insured or the Insured’s agent to the Mutual Fund Account of such customer, client, shareholder or subscriber; or

(2)                                 any item of deposit processed through an automated clearing house which is reversed by a customer or client of the Insured or a shareholder of or subscriber to shares issued by any Fund and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed fifteen per cent (15%) of the uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are Insured by a National Union Fire Insurance Company of Pittsburgh, PA for uncollectible items of deposit.  Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

(J)                                   Audit Expense

Loss resulting from expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such governmental regulatory authority or Self-Regulatory Organization or by an independent accountant or other person, by reason of the discovery of Loss sustained by the Insured and covered by this policy.

(K)                               Unauthorized Signatures

Loss resulting from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

Special Condition

The Insured shall have on file signature of all persons who are signatories on such account.

(L)                                Larceny and Embezzlement

Loss and costs directly arising from larceny and embezzlement, covering each officer and employee of the Insured, who may singly, or jointly with others, have access to securities or funds of the Insured, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities.

(M)                            Fraudulent Retention of Funds or Property

Loss resulting from the Fraudulent Retention by a third party recipient of any funds or Property, as a direct result of:

(1)                                  the misdirection or erroneous transfer of such funds or Property by the Insured or by a Financial Organization acting upon instructions from the Insured, to a third party recipient account other than that actually intended; or

(2)                                  the transfer of such funds or Property by the Insured or by a Financial Organization acting upon instructions from the Insured, to a third party recipient account in an amount greater than that actually intended.

Special Condition

The Insured shall make reasonable efforts to secure the recovery of such funds or Property.

Sub-Limit of Liability

The Insurer’s maximum aggregate limit of liability under this Insuring Agreement shall be sub-limited to the amount stated under Item 5 of the Declarations.

(N)                               Extortion

Loss resulting from the loss of Property surrendered away from an office of the Insured or the transfer of funds as a result of a threat communicated to the Insured:

(1)                                to do bodily harm to a director, officer, trustee or Employee of the Insured, or a relative or an invitee of such director, officer, trustee, Employee, who is, or allegedly is, being held captive or under threat;

(2)                                  to damage the premises, property (including Property) or other assets of the Insured or for which the Insured are legally liable;

(3)                                  to delete or modify the Insured’s Computer Programs or the Insured’s Electronic Data;

(4)                                  to sell or disclose confidential information to another person or party by reason of having gained unauthorised access to the Insured’s Computer System;

(5)                                  to cause the Insured to transfer, pay or deliver any funds or property (including Property) by means of a Computer System used or operated by the Insured,

provided, however, that prior to the surrender of such Property or transfer of funds:

(i)             the person receiving the threat has made a reasonable effort to report the extortionist’s threat to a director of the Insured;

(ii)            a reasonable effort has been made to report the extortionist’s threat to local law enforcement authorities; and

(iii)          in relation to sub-clause (3), (4) or (5) above, the aforementioned director is satisfied that the person making the threat is both capable of carrying it out and reasonably likely to do so and that the threatened action is technologically feasible.

2.                                      EXTENSIONS

(A)                               Interpretation

This policy shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

(B)                               Difference in Conditions

If the Insurer is not liable for Loss under this policy, but cover for the same Loss would (but for the time at which such Loss was Discovered) have been available to any Insured based upon the terms, conditions and exclusions of the Prior Policy, then this policy shall provide cover in accordance with the terms, conditions and exclusions of the Prior Policy.

If the amount of any sub-limit or any single loss limit under the Prior Policy for any Loss is greater than any sub-limit or any single loss limit provided by this policy for the same Loss, then the sub-limit or any single loss limit under this policy for such Loss shall be increased to the same amount as that provided under the Prior Policy.

The Declarations shall be deemed to be amended accordingly in accordance with this provision with respect to the relevant Loss.

In no way shall this extension serve to increase the Limit of Liability, and all sub-limits and single loss limits payable under this policy shall be part of, and not in addition to, the Limit of Liability.

3.                                      GENERAL AGREEMENTS

A)                                   Nominees

Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this policy and whether or not any partner of such nominee is implicated in such Loss, be deemed to be Loss sustained by the Insured.

B)                                   Additional Exposures

(1)                                 Additional Offices

Except as provided in sub-clause (2) below, this policy shall apply to any additional office(s) established by the Insured during the Policy Period and to all Employees during the Policy Period, without the need to give notice thereof or pay additional premiums to the Insurer for the Policy Period.

(2)                                 Merger or Consolidation

If during the Policy Period, an Insured shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquires or creates a separate investment portfolio, and shall within sixty (60) days notify the Insurer thereof, then this policy shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Insurer may make such coverage contingent upon the payment of an additional premium.

(3)                                 Acquisition or Creation of Funds

(i)                                     If during the Policy Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are less than or equal to the amount set forth in Item 8 of the Declarations then, subject to all the other provisions of this policy, coverage shall automatically apply to any Loss sustained by that fund.

(ii)                                  If during the Policy Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are greater than the amount set forth in Item 8 of the Declarations, no coverage shall apply to any Loss sustained by that fund unless the Insured provides the Insurer with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this policy the Insurer requires and pays any premium required.

(iii)                               There shall be no coverage for:

(a)                                 any Loss sustained by any such fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in (i) or (ii) above; or

(b)                                 any Loss sustained by any such fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a Single Loss.

In no event shall any transaction among Insureds constitute an acquisition or creation of funds.

(4)                                 Fund Name Changes

If during the Policy Period, a fund changes its legal name in accordance with the organizational documents of such fund and, if applicable, in accordance with state law, and such name change does not occur in connection with a transaction described in sub-clauses (2) or (3) above, then such fund shall automatically qualify as an insured fund under its new name, in addition to its prior name.

C)                                   Representation of Insured

The Insured represents that the information furnished in the Application is complete, true and correct, to the best of the knowledge of the person who completed such Application.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, which was deliberately made with the intent to deceive, shall be grounds for the rescission of this policy.

D)                                   Joint Insured

If two or more Insureds are covered under this policy, the First Named Insured shall act for all Insureds.  Payment by the Insurer to the First Named Insured of Loss sustained by any Insured shall fully release the Insurer on account of such Loss.  If the First Named Insured ceases to be covered under this policy, the remaining Named Insured shall agree with the Insurer as to which one of them shall act on behalf of the all of the remaining Insureds (including but not limited to the receipt of any Loss payments). The liability of the Insurer for Loss which the Insurer would have been liable had all such Loss or Losses been sustained by one Insured will not exceed the Limit of Liability.

E)                                    Legal Proceedings Against the Insured

The Insurer will indemnify the Insured against court costs and reasonable legal costs, charges, fees, disbursements and expenses incurred and paid by the Insured in defense of any Legal Proceeding.

The Insureds, and not the Insurer, have the duty to defend any Legal Proceeding. The Insurer shall be entitled to effectively associate with the Insured in the defense and the negotiation of any settlement of such Legal Proceeding if it that appears reasonable likely that such Legal Proceeding will involve the Insurer making payment under this policy. The Insured shall provide all reasonable information and assistance required by the Insurer in connection with such Legal Proceeding.

4.                                      EXCLUSIONS

This policy does not cover:

1)                                     Loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement (A), (D), (E) or (G);

2)                                     Loss due to riot or civil commotion outside the United States of America and Canada; or Loss due to military, naval or usurped power, war or insurrection unless such Loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

3)                                     Loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity.

This exclusion shall not apply to Loss resulting from industrial uses of nuclear energy;

4)                                     Loss resulting directly or indirectly from any director or trustee of the Insured (other than one employed as a salaried, pensioned or elected official or an Employee of the Insured), except:

(i)            when performing acts coming within the scope of the usual duties of an Employee; or

(ii)           while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

5)                                     Loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretences; except when covered under Insuring Agreements (A), (D), (E) or (G);

6)                                     Loss resulting from any violation by the Insured or by any Employee:

1)                                     of any law regulating:

(i)                                     the issuance, purchase or sale of securities;

(ii)                                  securities transactions upon security exchanges or over the counter market;

(iii)                               investment companies; or

2)                                     of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement (A), (D) or (E);

7)                                     Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A), (B) or (G);

8)                                     Loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to the Property;

9)                                     Loss resulting directly or indirectly from transactions in an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A) or unless covered by Insuring Agreement (G);

10)                              damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A).  For the purposes of this exclusion “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

11)                              Loss through the surrender of property away from an office of the Insured as a result of a threat:

1)                                     to do bodily harm to any person, except loss of property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2)                                     to do damage in the premises of property of the Insured,

except when covered under Insuring Agreement (A), (G) or (N);

12)                              Loss resulting directly or indirectly from payments made or withdrawals from an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund involving erroneous credits to such account, unless such payments or withdrawals are physically received by such customer, client, shareholder or subscriber or a representative of such customer, client, shareholder or subscriber who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A) or (G);

13)                              Loss involving items of deposit, which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A), (G) or (I);

14)                              Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E), (F) or (G);

15)                              Loss of any tangible item of personal property which is not specifically enumerated in the definition of “Property” if such property is specifically covered by other insurance of any kind and in any amount obtained by the Insured;

16)                              Loss of property while:

1)                                     in the mail; or

2)                                     in the custody of any Transportation Company, unless covered under Insuring Agreement (C);

17)                              Loss of potential income, including but not limited to interest and dividends, not received by the Insured because of a loss covered under this policy, except when covered under Insuring Agreement (I);

18)                              damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a Loss covered under this policy;

19)                              all costs, charges, fees, disbursements and expenses incurred by the Insured:

1)                                     in establishing the existence of or amount of Loss covered under this policy, other than Preparation Costs or except to the extent covered under the Insuring Agreement (J) (Audit Expense); or

2)                                     as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to Loss covered by this policy, except to the extent covered under General Agreement E) (Legal Proceedings Against the Insured);

20)                              indirect or consequential loss of any nature, other than Preparation Costs or Verification and Reconstitution Costs or except to the extent covered under the Insuring Agreement (J) (Audit Expense);

21)                              loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

22)                              loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Insuring Clause (G) of this policy does not cover any Loss:

23)                              caused by an identifiable Employee or a person or persons in collusion with any Employee.

Prior knowledge by any Employee that a fraudulent or malicious act by any other person or persons, has been or will be perpetrated, shall for the intent and purpose of this policy be deemed to be collusion if such Employee willfully or deliberately withholds knowledge from the Insured of any such act.  Such withholding of knowledge from the Insured because of a threat to do bodily harm to any person or damage to the Insured’s premises or property shall not be deemed to be or to constitute collusion.

24)                              resulting from the accessing of any confidential information.

This exclusion shall not apply to the extent that such confidential information is used to support or facilitate the commission of an act covered under this policy.

25)                              resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Recording Media failure or breakdown or any malfunction or error in programming or errors or omissions in processing.

This exclusion shall not apply to the extent that the occurrence of any of the events listed in the above enables the commission of an act covered under this policy.

26)                              by reason of the input of Electronic Data by a third party who had authorised access to an authentication mechanism.

This exclusion shall not apply:

(a)                                 where the third party referred to above obtained access beyond the level for which that third party was authorised;

(b)                                 theft of funds or Property transferred to any third party recipient as a result of any such input provided there is no collusion between such third party recipient and the person effecting such transfer and that it is a condition of coverage hereunder that the Insured takes all reasonable steps to secure the recovery of such funds.

27)                              resulting from Computer Programs which were corrupted or which contained fraudulent or malicious features at the time of their acquisition from a vendor or consultant, where those Computer Programs were developed for sale to or are sold to multiple consumers.

This exclusion shall not apply where:

(a)                                no other purchaser of said Computer Programs has notified the same vendor or consultant of the same fraudulent features during a period of sixty (60) days from the date of Discovery;

(b)                                 at the time of Discovery such fraudulent features were contained solely on the Computer Programs sold to the Insured;

(c)                                  such fraudulent features were inserted subsequent to the date of acquisition by the Insured.

5.                                      LOSS DISCOVERED

This policy applies to Loss Discovered by the Insured during the Policy Period or the Extended Reporting Period (if applicable).

6.                                      AGGREGATE LIMIT OF LIABILITY

A)                                   Aggregate Limit of Liability

The Insurer’s total liability for all Losses discovered during the Policy Period shall not exceed the Limit of Liability.  The Limit of Liability shall be reduced by the amount of any payment made under the terms of this policy.

Upon exhaustion of the Limit of Liability by such payments:

(a)                                 the Insurer shall have no further liability for Loss or Losses regardless of when discovered and whether or not previously reported to the Insurer; and

(b)                                 the Insurer shall have no obligation under General Agreement E) to continue the defense of the Insured, and upon notice by the Insurer to the Insured that the Limit of Liability has been exhausted; the Insured shall assume all responsibility for its defense at its own cost.

The Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with sub-clause C) of Section 9.  In the event that a loss of Property is settled by the Insurer through the use of a lost instrument bond, such loss shall not reduce the Limit of Liability.

B)                                   Single Loss Limit of Liability

Subject to the Limit of Liability, the Insurer’s liability for each Single Loss shall not exceed the applicable Single Loss Limit shown in Item 4 of the Declarations.  If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit.

7.                                      NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST INSURER

A)                                   The Insured shall give written notice to the Insurer of any Loss as soon as reasonably practicable after it has been Discovered and in any event within thirty (30) days after the end of the Policy Period.

B)                                   The requirement contained in sub-clause A) above to give notice of a Loss shall be suspended and of no effect if such notice is in respect of a Restricted Notification. The suspension of the requirement to notify the Insurer of any Loss under sub-clause A) above in respect of a Restricted Notification shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the regulatory, police or prosecuting authority, shall be accompanied by evidence as to why the Insured was initially prevented from disclosing the existence of any Loss to the Insurer. On such notification, the Loss shall be deemed to have been Discovered and the Insurer notified at the time the Responsible Officer first became aware of the Loss.

C)                                   Within six (6) months after such Discovery (or, where a Restricted Notification applies, within six (6) months of the relevant legal or regulatory prohibition being lifted), the Insured shall furnish to the Insurer proof of loss, duly sworn, with full known particulars.  At the Insured’s request, and upon agreement of the Insurer, such period of time shall be extended to permit the Insured more time to determine the amount and/or particulars of its loss.

D)                                   Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

E)                                    Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of Loss is filed with the Insurer.

F)                                     This policy affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by anyone other than the named Insured.

G)                                   If the Insured is an institution under the supervision of the Federal Home Loan Bank Board, it is understood and agreed that in case of any Loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured is a member, the said Federal Home Loan Bank is empowered to give notice of the Loss to the Insurer within the period limited therefore.

8.                                      VALUATION

A)                                   Deductions

In determining the amount collectible under this policy for any Loss, all funds received and able to be lawfully retained by the Insured from any source whatsoever in connection with any matter from which a claimed Loss has arisen, including payments and receipts of principal, interest, dividends, commissions and the like, whenever received, shall be deducted from the amount actually paid out, advanced, taken or otherwise lost. The value of all property (including Property) received and able to be lawfully retained by the Insured from any source whatsoever in connection with any matter from which a claimed Loss has arisen, whenever received, shall likewise be deducted from the Insured’s claimed Loss. It is understood, however, that nothing in this policy shall be construed to mean that a claim is not recoverable hereunder until the amount of such deductions have been ascertained.

B)                                   Securities

(i)            If Certificated Securities are able to be reissued then the Insured may reissue them, or arrange for them to be reissued, with the prior approval of the Insurer (such approval shall not be unreasonably delayed or withheld) and the value of those Certificated Securities shall be the actual cost of their reissue plus any interest charges incurred in doing so.

(ii)           To the extent that the Limit of Liability is not exhausted by the Insured in the reissuing of Certificated Securities in accordance with sub-clause B) (i) above, the amount of Loss shall also include any premium required to be paid by the Insured to purchase lost instrument bonds for the reissuing of duplicate Certificated Securities without reference to their total face value.

(iii)          The amount of Loss shall also include any sums which the Insured may be required to pay either during the Policy Period or any time thereafter by reason of any lost instrument bonds issued or purchased by the Insured as referred to in sub-clause B) (ii) above.

(iv)          The Insured shall pay the cost of obtaining such lost instrument bond referred to in sub-clause B) (iii) above for that portion of the Loss which falls within the applicable deductible amount or which is in excess of the Limit of Liability remaining available for the payment of Loss.

(v)           The Insurer shall reimburse the Insured for the cost of obtaining such lost instrument bond referred to in sub-clause B) (iii) above for the amount of Loss which exceeds the applicable deductible amount and is within the Limit of Liability.

(vi)          If for any reason it is not possible to re-issue Certificated Securities the value of such Certificated Securities shall be determined by the closing London market value of such Certificated Securities on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter). The basis of valuation shall include any accrued interest (including coupons), dividends and privileges up to the date of Discovery of the Loss.

(vii)         The valuation of Certificated Securities shall include external interest or interest charges up to the date of Discovery of the Loss necessarily incurred by the Insured, or for which the Insured is legally liable, as the direct result of a loss of Certificated Securities covered under this policy.

(viii)        In case of a loss of subscription, conversion, redemption or other similar privileges the value of such privileges shall be the closing London market value of such privileges immediately preceding the expiration thereof.

C)                                   Precious Metals

The value of precious metals shall be determined by their average London market value on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter).

D)                                   Electronic Data, Electronic Communications and Computer Programs

(i)            To the extent that a Loss comprises solely the cost of reconstituting Electronic Data, Electronic Communications or Computer Programs following the Impairment of such Electronic Data, Electronic Communications or Computer Programs, the valuation of such Electronic Data, Electronic Communications or Computer Programs shall be the cost of labor for the actual transcription or copying in order to reproduce such Electronic Data, Electronic Communications or Computer Programs, including the cost of purchasing a software licence necessary to reproduce such Electronic Data, Electronic Communications or Computer Programs.

If Electronic Data or Computer Programs were purchased from a third party, the valuation of such Electronic Data or Computer Programs shall include the purchase price of that Electronic Data or Computer Programs from that third party if that price is less than the cost of transcription or copying.

(ii)           If Electronic Data cannot be reproduced and that Electronic Data represents:

1)                                     securities, or other instruments having a value, then the valuation shall be as indicated in sub-clause B) (Securities) above; or

2)                                     Evidences of Debt, then the valuation of such items shall be as indicated in sub-clause B) (Securities) above; if such Evidences of Debt cannot be valued as indicated in sub-clause B) (Securities) above, then the Evidences of Debt shall be valued in accordance with sub-clause H) (Lending) below. In the event that it is not possible to value the Evidences of Debt as indicated in sub-clause B), Securities above or in accordance with in sub-clause H) (Lending) below, then the valuation of such Evidences of Debt shall be the actual monetary value of the debt on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day);

3)                                     Money, then the valuation of such Electronic Data shall be its actual monetary value at the time of the Loss. However, in the event that such Loss is suffered in a currency other than the currency stated in the Declarations, then the valuation of such Electronic Data shall be as indicated in sub-clause I) (Currency Valuation) below.

E)                                    Recording Media

The value of Recording Media shall be the replacement cost of Recording Media of the equivalent kind or quality plus the value of any Electronic Data or Computer Programs stored on such Recording Media, as described in sub-clause D) (Electronic Data, Electronic Communications and Computer Programs) above.

F)                                     Books of Accounts and Records

The value of books of accounts or other records used by the Insured in the conduct of their business, shall be the cost of blank books, blank pages or other materials plus the cost of labor and computer time for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

G)                                   Other Property

In the case of the loss of, damage to, or destruction of any property (including Property) other than as described in sub-clauses B) to F) above, the value of such property (including Property) shall be the actual cash value of such property (including Property) on the day of Discovery (or if Discovered during a weekend or national holiday, on the next business day thereafter).

H)                                  Lending

The value of Lending shall be the amount of monies paid out, advanced or withdrawn by the Insured in relation to such Lending (subject always to sub-clause A) (Deductions) above).

I)                                       Currency Valuation

In the event that a Loss is suffered in a currency other than the currency stated in the Declarations, the rate of exchange applicable thereto for the purposes of determining the valuation of Loss shall be the closing mid-spot rate on the London market on the day of Discovery of its Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter).

9.                                      ASSIGNMENT-SUBROGATION-RECOVERIES-COOPERATION

A)                                   In the event of payment under this policy, the Insured shall deliver, if so requested by the Insurer, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the Loss payment.

B)                                   In the event of payment under this policy, the Insurer shall be subrogated to all of the Insured’s rights of recovery therefore against any person or entity to the extent of such payment, provided, however, that the Insurer shall not be subrogated to any such rights or claims one named Insured under this policy may have against another named Insured under this policy.

C)                                   Recoveries, whether effected by the Insurer or by the Insured shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s Loss which would otherwise have been paid but for the fact that it is in excess of either the Limit of Liability or the Single Loss Limit, secondly, to the Insurer as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any deductible amount.  Recovery on account of Loss of securities as set forth in the sub-clause B of Section 8 or recovery from reinsurance and/or indemnity of the Insurer shall not be deemed a recovery as used herein.

D)                                   Upon the Insurer’s request and at reasonable times and places designated by the Insurer the Insured shall:

1)                                     submit to examination by the Insurer and subscribe to the same under oath; and

2)                                     produce for the Insurer’s examination all pertinent records; and

3)                                     cooperate with the Insurer in all matters pertaining to the Loss.

E)                                    The Insured shall execute all papers and render assistance to secure the Insurer the rights and causes of action provided for herein.  The Insured shall do nothing after discovery of Loss to prejudice such rights or causes of action.

10.                               LIMIT OF LIABILITY UNDER THIS POLICY AND PRIOR INSURANCE

With respect to any Loss set forth in Section 6 of this policy which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Insurer to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such Loss thereunder is Discovered, the total liability of the Insurer under this policy and under such bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such Loss or the amount owed to the Insured under such other bonds or policies, as limited by terms and conditions thereof, for any such Loss if the latter amount be the larger.

If the coverage of this policy supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Insurer and terminated, canceled or allowed to expire, the Insurer, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery or loss there under, shall be liable under this policy only for that part of such Loss covered by this policy as is in excess of the amount recoverable or recovered on account of such Loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

11.                               OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion 17) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

12.                               OWNERSHIP

This policy shall apply to loss of Property: (1) owned by the Insured; (2) held by the Insured in any capacity; or (3) for which the Insured is legally liable.  This policy shall be for the sole use and benefit of the Insured named in the Declarations.

13.                               DEDUCTIBLE AMOUNT

The Insurer shall be liable hereunder only for the amount by which any Single Loss exceeds the Single Loss deductible amount for the Insuring Agreement or Coverage applicable to such Loss, subject to the Limit of Liability and the applicable Single Loss Limit.

14.                               TERMINATION OR CANCELATION

This policy terminates as an entirety upon occurrence of any of the following:

(a)                                 sixty (60) days after the receipt by the Insured of a written notice from the Insurer of its desire to cancel this policy; or

(b)                                 immediately upon the receipt by the Insurer of a written notice from the Insured of its desire to cancel this policy; or

(c)                                  immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials; or

(d)                                 immediately upon the taking over of the Insured by another institution; or

(e)                                  immediately upon exhaustion of the Limit of Liability; or

(f)                                   immediately upon expiration of the Policy Period.

This policy terminates as to the subsequent acts of any Employee or any partner, officer or employee of any processor — (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act or Theft committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) fifteen (15) days after the receipt by the Insured of a written notice from the Insurer of its desire to cancel this policy as to such person.

Termination of the policy as to any Insured terminates liability for any Loss sustained by such Insured which is Discovered after the effective date of such termination.

Notwithstanding anything to the contrary contained in this Section 14, this policy shall not be canceled, terminated or modified except after written notice shall have been given by the acting party to the affected party and the Securities and Exchange Commission not less than sixty (60) days prior to the effective date of cancelation, termination or modification.

If the Insured is an institution Insured by the Federal Savings and Loan Insurance Corporation, termination or cancelation of this policy in its entirety, whether by the Insured or the Insurer, as provided in parts (a) and (b) in the first paragraph of this Section 14, shall not take effect prior to the expiration of ten (10) days from the receipt by the Federal Home Loan Bank of which the Insured is a member of written notice of such termination or cancelation unless an earlier date of termination or cancelation is approved by said Federal Home Loan Bank.

15.                               NOTICE PROVISIONS

This policy shall not be canceled or terminated as provided in Section 14, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such cancelation, termination or modification.

16.                               HEADINGS

The descriptions in the headings and any sub-headings of this policy (including any titles given to any endorsement attached hereto) are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

17.                               DISPUTES

Any disputes in connection with the coverage afforded by this policy that cannot be resolved between the Insured and Insurer within fourteen (14) days of that dispute first arising shall be submitted to the American Arbitration Association under and in accordance with its then prevailing commercial arbitration rules. It is further understood and agreed that the arbitration will be held in New York, U.S.A. and that the awards rendered by the arbitrator(s) shall be final and binding upon the parties and judgement thereon may be entered in any court having jurisdiction thereof.

18.                               EXTENDED REPORTING PERIOD

If the Insurer or the Insured shall cancel or decline to renew this policy, the Insured shall have the right, upon payment of an additional premium of one hundred per cent (100%) of the Full Annual Premium, to an extended reporting period of three hundred and sixty five (365) days following the effective date of such cancelation or non-renewal in which to give written notice to the Insurer of any Loss Discovered during such extended reporting period arising out of acts committed or events occurring prior to the end of the Policy Period and otherwise covered by this policy.

The rights contained in this Section 18 shall terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancelation or non-renewal. The additional premium for the extended reporting period shall be fully earned at the inception of the extended reporting period. The extended reporting period is not cancelable. The rights contained within this Section 18 shall not apply to any cancelation of this policy resulting from non-payment of premium.

19.                               DEFINITIONS

Terms appearing in bold type font in this policy shall be defined as follows:

•                                         “Acceptance” means a draft, which the drawee has, by signature written thereon, engaged to honor as presented.

•                                         “Account Code” means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to a Telephone System for the purpose of making long distance toll calls or utilizing voice mail box messaging capabilities or other similar functional features of a Telephone System.

•                                         “Application” means:

(i)            the application for this policy, any attachment to any such application, any other materials submitted with or incorporated into any such application and any documents submitted to the Insurer specifically in connection with the underwriting of this policy; and,

(ii)           to the extent made by or required of the Insureds:

any public documents filed during the twelve (12) month period immediately prior to the inception date of this policy by the First Named Insured with the Securities and Exchange Commission or any similar federal, state, local or foreign regulatory body, and any other written public statement or certification required by law to be made by the Chief Executive Officer, Chief Financial Officer or other Executive Officer of the First Named Insured regarding the accuracy, completeness or adequacy of such Insured’s financial statements, SEC filings, or internal controls; whether or not such public documents, statements or certifications are furnished to the Insurer.

•                                         “Certificate of Deposit” means an acknowledgment in writing by a Financial Organization of receipt of Money with an engagement to repay it.

•                                         “Certificated Security” means a share, participation or other interest in property or an enterprise of the issuer or an obligation of the issuer, which is:

(i)            represented by an instrument issued in bearer or registered form;

(ii)           of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(iii)          either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

•                                         “Computer or Telephonic Fraud” means:

(i)            the Impairment of:

(a)                                 any Electronic Data (including but not limited to any Electronic Data contained in any Electronic Communication); and/or

(b)                                 any Computer Programs; and/or

(c)                                  any Uncertificated Security; and/or

(d)                                 any Electronic Communications on which the Insured, or any Financial Organization or Service Bureau acting on behalf of the Insured, have acted or relied; and/or

(ii)           the Insured, or any Financial Organization or Service Bureau acting on behalf of the Insured, having acted or relied upon any Electronic Communications or Telephonic Communications, purporting to have been, but were not, sent or made by:

(a)                                 any office or department of the Insured; and/or

(b)                                 another Financial Organization; and/or

(c)                                  a customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or an authorized representative of such customer, client, shareholder or subscriber when acting in that capacity; and/or

(d)                                 a Service Bureau;

(iii)          a Financial Organization, a customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or an authorized representative of such customer, client, shareholder or subscriber when acting in that capacity or a Service Bureau having acted or relied upon any Electronic Communications or Telephonic Communications, purporting to have been, but were not, sent or made by:

(a)                                 the Insured; or

(b)                                 another Financial Organization or Service Bureau acting on behalf of the Insured; and/or

(iv)          the unauthorised use of an Account Code or System Password contained in a Telephone System owned or leased by the Insured, with the intention of directing telephone toll charges onto the Insured.

•                                         “Computer Programs” means a collection of instructions that describes a task, or set of tasks, to be carried out by a Computer System, including but not limited to application software, operating systems, firmware and compilers.

•                                         “Computer System” means a computer and all input, output, processing, storage (including but not limited to off-line media libraries), intranets and communication facilities including related communication or open systems networks and extranets which are connected directly or indirectly to such a device.

•                                         “Counterfeit” means an imitation of an actual valid original, which is intended to deceive and to be taken as the original.

•                                        “Custodian” means:

(i)            any party with which the Insured has a written or electronic agreement for the provision of purchasing services, safekeeping, registration and entitlement records for the Insured;

(ii)           any regulated central securities depository.

Custodian shall also include a sub-custodian, being any regulated person or organization which:

(a)                                 is involved in the provision of custodial services; and

(b)                                 has a written or electronic agreement with the custodian detailed in sub-clause (i) or (ii) above for the provision of such services.

•                                         “Deductible” means the amount stated in Item 6 of the Declarations.

•                                         “Depository” means any “securities depository” (other than any foreign securities depository) in which a Fund may deposit its securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

•                                         “Discovered” or “Discovery” means when any Responsible Officer first becomes aware of, or has any knowledge of, any act, omission or event which could reasonably be foreseen to give rise to a Loss covered by this policy, even though the exact amount or details of such Loss, act, omission or event are not known at the time of such discovery.

“Discovery” also occurs when any Responsible Officer first receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true would constitute a loss under this policy.

•                                         “Electronic Communications” means instructions, messages, information or payments that have been, or appear to have been:

(i)            transmitted electronically:

(a)                                 through an Electronic Communication System; or

(b)                                 over the Internet; or

(ii)           communicated through the delivery of Recording Media.

•                                         “Electronic Communication System” means systems which permit the electronic transmission of instructions, messages, information or payments, including but not limited to:

(i)                                     touch tone telephone communication systems;

(ii)                                  telex, TWX or telefacsimile; and

(iii)                               Computer Systems which operate automated teller machines or point of sale terminals.

•                                         “Electronic Data” means facts or information converted to a form usable in a Computer System or an Electronic Communications System and which is stored on or capable of being stored on Recording Media.

•                                         “Employee” means:

(i)            any of the Insureds officers or employees while performing services for the Insureds offices; and

(ii)           any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor; and

(iii)          attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured; and

(iv)          guest students pursuing their studies or duties in any of the Insureds offices; and

(v)           directors or trustees of the Insured but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the Insured; and

(vi)          any individual or individuals assigned to perform the usual duties of an employee within the premises for the Insured, by any agency furnishing temporary personnel on a contingent or part-time basis; and

(vii)         each natural person, partnership or corporation authorized by written or electronic agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured; and

(viii)        any employee or any partner of any named Insured; and

(ix)          any consultant whilst performing services or duties on behalf of the Insured; and

(x)           each officer, partner or employee of:

(a)                                 any Depository or Exchange;

(b)                                 any nominee in whose name is registered any security included in the systems for the central handling of securities established and maintained by any Depository; and

(c)                                  any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities; and

(xi)          each officer, director, trustee, partner or employee of:

(a)                                 an investment adviser;

(b)                                 an underwriter (distributor);

(c)                                  a transfer agent or shareholder accounting record-keeper; or

(d)                                 an administrator authorized by written or electronic agreement to keep financial and/or other required records,

for a Fund, but only while:

(1)                                 such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured; or

(2)                                 such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; or

(iii)          such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee.

“Employee” does not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting record-keeper or administrator:

(a)                                 which is not an “affiliated person” (as defined in section 2(a) of the Investment Company Act of 1940) of a Fund or of the adviser or underwriter of such Fund; or

(b)                                 which is a “Bank” (as defined in section 2(a) of the Investment Company Act of 1940).

•                                         “Evidence of Debt” means an instrument, including a Negotiable Instrument, executed by a customer or client of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s or client’s debt to the Insured.

•                                         “Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

•                                         “Extended Reporting Period” means the extended reporting period set forth under Section 18 (Extended Reporting Period) of this policy.

•                                         “Financial Organization” means:

(i)            any bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, stockbroker, asset management company, building society, friendly society, or similar organization;

(ii)           a regulated investment exchange or automated clearing house.

(iii)          any Custodian.

•                                         “First Named Insured” means the entity first named in Item 1 of the Declarations.

•                                         “Forgery” means the signing of the name of another person or organization with intent to deceive; it does not mean a signature, which consists in whole, or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

•                                         “Fraudulent Retention” means:

(i)            the wrongful retention of funds or Property by a third party recipient without contractual or other legal right to such retention;

(ii)           the inability to recover any funds or Property erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

(a)                                 the third party recipient is unknown; or

(b)                                 such funds or Property have been misappropriated.

•                                         “Full Annual Premium” means the premium level in effect immediately prior to the end of the Policy Period.

•                                          “Fund(s)” means the investment company(ies) which are:

(i)                                     specifically listed in this policy; or

(ii)                                  created or acquired during the Policy Period in accordance with General Agreement B) (3).

•                                         “Guarantee” means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt if the debt is not paid in accordance with its terms.

•                                         “Impairment” means fraudulent, dishonest, malicious or criminal:

(i)                                     preparation; and/or

(ii)                                  input; and/or

(iii)                               modification; and/or

(iv)                              deletion,

whether actual or attempted by or at the behest of any person or persons.

•                                         “Instruction” means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

•                                         “Insured” means:

(i)                                     the Named Insured; and

(ii)                                  any other entity designated as an “Additional Named Insured” under this policy.

•                                         “Insurer” means AXIS Specialty Europe SE.

•                                         “Legal Proceeding” means any legal proceeding brought to determine the Insured’s liability for any Loss, claim or damage which, if established, would constitute a collectible Loss under this policy.

•                                         “Lending” or “Loan” means any of the following:

(i)            all extensions of credit by the Insured and all transactions creating a creditor or lessor relationship in favour of the Insured, including but not limited to transactions by which the Insured assumes an existing creditor or lessor relationship and includes any such extensions of credit, whether authorised or unauthorised; and/or

(ii)           any note, account, agreement or other Evidence of Debt assigned or sold to, or discounted or otherwise acquired by the Insured, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts or invoices.

•                                         “Letter of Credit” means an engagement in writing by a Financial Organization or other person made at the request of a customer that the Financial Organization or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

•                                         “Limit of Liability” means the amount stated in Item 3 of the Declarations.

•                                         “Loss” means:

(i)                                     direct financial loss sustained by the Insured and as set out in the policy;

(ii)                                  Preparation Costs; and/or

(iii)                               Verification and Reconstitution Costs.

•                                         “Malicious Code” means any unauthorised, corrupting or harmful software code, including but not limited to computer viruses, Trojan horses, keystroke loggers, spyware, adware, worms and logic bombs.

•                                         “Money” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

•                                         “Named Insured” means the entity(ies) specified in Item 1 of the Declarations.

•                                         “Negotiable Instrument” means any writing:

(i)            signed by the maker or drawer; and

(ii)           containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(iii)          is payable on demand or at a definite time; and

(iv)          is payable to order or bearer.

•                                         “Policy Period” means the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancelation of this policy.

•                                         “Preparation Costs” means costs, charges, fees, disbursements and expenses incurred and/or paid by the Insured, with the prior written approval by the Insurer (such approval not to be unreasonably delayed or withheld), for independent outside accountants, solicitors or other specialists or professional persons to determine, or attempt to determine the amount and/or extent of any direct financial loss covered under this policy.

•                                         “Prior Policy” means the policy identified in Item 10 of the Declarations.

•                                         “Property” means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewellery, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

“Property” shall include Recording Media.

•                                         “Recording Media” means the physical components or materials on which Electronic Data or Computer Programs can be recorded.

•                                         “Responsible Officer” means the person(s) stated under Item 9 of the Declarations.

•                                         “Restricted Notification” means when the Insured is prevented from disclosing the existence of any Loss to the Insurer after it has been Discovered due to any legal or regulatory prohibition, following any investigation or enquiry commenced by or on behalf of any regulatory, police or prosecuting authority anywhere in the world.

•                                         “Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

•                                         “Service Bureau” means a natural person, partnership or corporation authorised by written or electronic agreement with the Insured to perform data processing services using Computer Systems.

•                                         “Single Loss” means all covered Loss, including court costs and legal costs, charges, fees, disbursements and expenses incurred by the Insurer under General Agreement E), resulting from:

(i)            any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated; or

(ii)           any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of property; or

(iii)          all acts or omissions other than those specified in (i) and (ii) preceding, caused by any person (whether an Employee or not) or in which such person is implicated; or

(iv)          any one casualty or event not specified in (i), (ii) or (iii) preceding.

•                                         “Single Loss Limit” means the amount(s) stated in Item 4 of the Declarations.

•                                         “Statement of Uncertificated Security” means a written statement of the issuer of an Uncertificated Security containing:

(i)            a description of the issue of which the Uncertificated Security is a part;

(ii)           the number of shares or units: transferred to the registered owner; pledged by the registered owner to the registered pledgee; released from pledge by the registered pledgee; registered in the name of the registered owner on the date of the statements; or subject to pledge on the date of the statement;

(iii)          the name and address of the registered owner and registered pledge;

(iv)          a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(v)           the date the transfer of the shares or units to the new registered owner of the shares or units was registered, the pledge of the registered pledgee was registered or of the statement, if it is a periodic or annual statement.

•                                        “System Password” means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to the Telephone System or any portion thereof in order to perform security functions, system administration or maintenance functions.

•                                        “Telephonic Communications” means instructions, messages, information or payments made over the telephone or by Voice over Internet Protocol (VoIP), or other forms of IP or broadband telephony.

•                                         “Telephone System” means a private branch exchange, a third party hosted telephony service, voice mail processor, automated call-back attendant or a Computer System with a similar capacity.

•                                         “Tested” means a method of authenticating the contents of a communication by utilizing:

(i)            a valid test key, including but not limited to a digital signature, public key cryptography, asymmetric cryptography or other similar technologies or encryption methods, for the purpose of protecting the integrity of that communication; or

(ii)           a Personal Identification Number (PIN); or

(iii)          a “call back” procedure to an authorised person, other than the individual initiating the communication.

•                                         “Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

•                                         “Transportation Company” means any organization, which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

•                                         “Uncertificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(i)            not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(ii)           of a type commonly dealt in on securities exchanges or markets; and

(iii)          each one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

•                                         “Verification and Reconstitution Costs” means costs, charges, fees, disbursements and expenses incurred and/or paid by the Insured, with the prior written approval by the Insurer (such approval not to be unreasonably delayed or withheld), for the verification or reconstitution or removal of:

(i)                                     Computer Programs or Electronic Data which have been the subject of Impairment; or

(ii)                                  Malicious Code.

•                                         “Withdrawal Order” means a non-negotiable instrument, other than an Instruction, signed by a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund authorizing the Insured to debit the customer’s, client’s, shareholder’s or subscriber’s account in the amount of funds stated therein.

ENDORSEMENT NO. 1 ATTACHING TO SECTION B ONLY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SCHEDULE OF FUNDS ENDORSEMENT

This endorsement forms a part of Policy number B080120870P16 issued to THE FUNDS

In consideration of the premium charged for this Policy, it is hereby understood and agreed that Item 1 of the Declarations (Named Insured) shall include the following:

1.                                      Aberdeen Chile Fund, Inc.

2.                                      Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (formerly known as

3.                                      Aberdeen Emerging Markets Telecommunications and Infrastructure Fund, Inc.)

4.                                      Aberdeen Israel Fund, Inc.

5.                                      Aberdeen Indonesia Fund, Inc.

6.                                      Aberdeen Latin America Equity Fund, Inc.

All other terms, conditions and exclusions remain unchanged.

ABERDEEN CHILE FUND, INC.

SECRETARY’S CERTIFICATE

The undersigned, Megan Kennedy, Secretary of Aberdeen Chile Fund, Inc. (the “Fund” or “CH”), hereby certifies that set forth below is a copy of the resolutions duly adopted by the Board of Directors of the Fund, along with the Boards of Directors of Aberdeen Indonesia Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. and Aberdeen Latin America Equity Fund, Inc. (collectively, the “Funds”)  on June 14, 2016, and that said resolutions continue in full force and effect:

WHEREAS, the Boards of Directors, including all of the Directors of each Fund who are not “interested persons” of the Fund (as that term is defined by Rule 2(a)(19) under the 1940 Act) (“Independent Directors”), of each Fund has determined that the Fund should obtain fidelity bond coverage in an amount sufficient to cover the minimum legal requirements pertinent to the Fund as required by the 1940 Act; and

WHEREAS, the Boards of Directors of the Funds, in making such determination, have considered various factors including, but not limited to, the nature of the entity writing the fidelity bond coverage, the amount of the bond and premium; and

WHEREAS, the Boards of Directors of the Funds have authorized the officers of the Funds to procure a joint fidelity bond with other Aberdeen-advised funds on substantially the same terms as the existing joint fidelity bond with the Funds;

NOW, THEREFORE, BE IT RESOLVED, that the Boards of Directors of the Funds, including the Independent Directors, determined that the Joint Fidelity Bond written by Axis Specialty Europe SE covering, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 17(g) of the 1940 Act, in the amount of $2.55 million, plus such additional amounts as required for any new investment companies(or portfolios thereof) added to the Joint Fidelity Bond or as otherwise required by the 1940 Act, is reasonable in form and amount after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Joint Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, the nature of the securities in the Fund’s portfolios, the number of other parties named as insured parties under the Joint Fidelity Bond, the nature of the business activities of the other parties; and it is further

RESOLVED, that the estimated premium to be paid by each Fund under the Joint Fidelity Bond be, and hereby is, ratified and approved by vote of a majority of the Boards of Directors of the Fund (all Directors voting) and separately by a majority of the Independent Directors of each Fund, after having given due consideration to, among other things, the number of other parties insured under the Joint Fidelity Bond, the nature of business activities of those other parties, the amount of the Joint Fidelity Bond, the amount of the premium for the Joint Fidelity Bond, the ratable allocation of the premium among all parties names as insured, and the extent to which the share of the premium allocated to a Fund under the Joint Fidelity Bond is less than the premium that the Fund would have had to pay had it maintained a single insured bond; and it is further

RESOLVED, that the Joint Fidelity Bond be, and hereby is, ratified and approved by vote of a majority of the Boards of Directors of the Fund (all Directors voting) and separately by the Independent Directors; and it is further

RESOLVED, that the officers of the Funds be, and each hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 under the 1940 Act, with the other named insureds under the Joint Fidelity Bond providing that in the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Fund and also by one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount that they would have received had they provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1; and it is further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid Agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder; and it is further

RESOLVED, that the Secretary of the Fund shall file the Joint Fidelity Bond and any other information with the SEC, as required under paragraph (g) of Rule 17g-1.

IN WITNESS WHEREOF, I have hereunto signed my name this 1st day of July, 2016.

/s/ Megan Kennedy
Megan Kennedy
Secretary and Vice President

2

ABERDEEN CHILE FUND, INC.

ABERDEEN EMERGING MARKETS SMALLER COMPANY OPPORTUNITIES FUND, INC.

ABERDEEN ISRAEL FUND, INC.

ABERDEEN INDONESIA FUND, INC.

ABERDEEN LATIN AMERCIA EQUITY FUND, INC.

AGREEMENT BY AND AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of June 14, 2016, by and among Aberdeen Chile Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc. and Aberdeen Latin America Equity Fund, Inc. (each, a “Fund”) as authorized by each Fund’s Board of Directors.

WHEREAS, each Fund is a registered investment company under the Investment Company Act of 1940 (the “Act”);

WHEREAS, each Fund is named as an insured party under a joint fidelity bond (the “Joint Fidelity Bond”);

WHEREAS, each Fund desires to establish criteria by which recoveries under the Joint Fidelity Bond shall be allocated among the Funds and in compliance with Rule l 7g-l under the Investment Company Act of 1940, as amended (the “Act”);

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1. In the event that recovery is received under the Joint Fidelity Bond as a result of a loss sustained by one or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17 g-1 under the Act.

2. The obligations of each Fund under this Agreement are not binding upon any of the Directors or Fund shareholders individually, but bind only the respective assets of each Fund.

3. This Agreement is intended to cover all parties insured under the Joint Fidelity Bond. Any fund insured under the Joint Fidelity Bond that is not currently a party to this Agreement may be added to this Agreement by a written amendment.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed by their officers thereunto duly authorized.

ABERDEEN CHILE FUND, INC., ABERDEEN EMERGING MARKETS SMALLER COMPANY OPPORTUNITIES FUND, INC., ABERDEEN ISRAEL FUND, INC., ABERDEEN INDONESIA FUND, INC., AND ABERDEEN LATIN AMERICA EQUITY FUND, INC.

By:	/s/ Megan Kennedy
Name:	Megan Kennedy
Title:	Vice President and Secretary